P.E. 2/11/02

02017261

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2002

Harmony Gold Mining Company Limited

PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

JOINT NEWS RELEASE
by Harmony Gold Mining Co. Ltd. and African Rainbow Minerals (Pty) Ltd. (ARM)

HARMONY ARM AFRICAN RAINBOW MINERALS

For immediate release
Thursday
21 February 2002

For further details contact:

Ferdi Dippenaar
on +27(0)82-807-3684

or

Patrice Motsepe
on +27(0)82-560-0930

or

Mangisi Gule
on +27(0)82-805-3863

Issued by Harmony Gold Mining Company Limited

Contact:
Corné Bobbert
Tel +27 11 411 2036
Mobile +27(0)83-380-6614

E-mail:
cbobbert@harmony.co.za

Web Site:
www.harmony.co.za

ARM/HARMONY JV GETS COMPETITION TRIBUNAL APPROVAL

Johannesburg, 21 February 2002 – Harmony Gold Mining Company Limited ("Harmony") and African Rainbow Minerals (Pty) Ltd. ("ARM") today announced that the Competition Authorities approved the proposed acquisition of AngloGold's Free State assets ("Freegold") on 20 February 2002.

There are no conditions attached to the approval. The two conditions precedent that remain to be fulfilled are the granting of the necessary mining authorities to the Joint Venture by the Department of Minerals and Energy, and the approval of the cession of the mining leases in respect by the Minister of Minerals and Energy.

"We are pleased with the approval by the regulatory authorities, as this progresses the logical consolidation of the Free State goldfields. From both a strategic and operational perspective, the process is well on its way in creating value for our shareholders," commented Bernard Swanepoel, chief executive of Harmony.

Patrice Motsepe, executive chairman of ARM said, "The ARM/Harmony JV continues to make significant progress in the removal of farm fences in this important gold producing region. The benefits from consolidating the region will significantly contribute to the upliftment of the area."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: **February 26, 2002**

Harmony Gold Mining Company Limited

By: ______________________

Name: Fred Baker

Title: Company Secretary